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SEC Mail Processing Section
FEB 27 2009
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stacey Braun Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway Avenue 8th floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerry McGahran (212) 226-7707
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Gerry McGahran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stacey Braun Financial Services, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of N.Y.
County of N.Y.
Subscribed and sworn to (or affirmed) to before me this 27 day of Jan, 2009 by ______ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Janet Luciano
Notary Public

Janet Luciano
Notary Public, State of New York
No. 01LU6128776
Qualified in Bronx County
Commission Expires 06/13/2009

Signature

FINANCIAL OPERATIONS OFFICER
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Stacey Braun Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stacey Braun Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Stacey Braun Financial Services, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 132,582
Commissions receivable	19,044
Prepaid expenses	1,925
Total assets	$ 153,551

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 45,924
Total liabilities	45,924
Stockholder's equity	
Common stock, no par value, 200 shares authorized; 10 shares issued and outstanding.	100
Additional paid-in capital	64,531
Retained earnings	42,996
Total stockholder's equity	107,627
Total liabilities and stockholder's equity	$ 153,551

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commission income	$ 25,241
Management fee income	211,084
Other income	740
Total revenues	237,065
Expenses	
Commissions	189,045
Management fees	7,000
Professional fees	6,936
Other operating expenses	8,201
Total expenses	211,182
Net income (loss) before income tax provision	25,883
Income tax provision	2,290
Net income (loss)	$ 23,593

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid - in Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 100	$ 64,531	$ 19,403	$ 84,034
Net income (loss)	–	–	23,593	23,593
Balance at December 31, 2008	$ 100	$ 64,531	$ 42,996	$ 107,627

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Changes in Cash Flow
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 23,593
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ 12,228	
(Decrease) increase in:		
Accounts payable and accrued expenses	(15,018)	
Total adjustments		(2,790)
Net cash provided by (used in) operating activities		20,803
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		20,803
Cash at beginning of year		111,779
Cash at end of year		$ 132,582

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Stacey Braun Financial Services, Inc. (the "Company") was incorporated in the State of New York on September 24, 2001. The Company is a registered broker/dealer in securities under the Securities and Exchange Acy of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker/dealer, which comprises several classes of services, including retailing mutual funds on a subscription basis, and selling life insurance and annuities.

The Company is a wholly-owned subsidiary of Stacey Braun Associates, Inc. (the "Parent").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer and, accordingly, is exempt from Rul 15c-3 of the Securities and Exchange Commission under paragraph (k)(1).

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instruments transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from brokers, dealers and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholders, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company is subject to the New York City Unincorporated Business Tax.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. However, the Company incurred $2,290 in the New York Unincorporated Business Tax.

Note 3: RELATED PARTY TRANSACTIONS

The Company receives 100% of its revenue through the Parent's referral.

The Company pays its parent company for office space, administrative personnel, telephone, office supplies and other shared administrative expense under a formal expense sharing agreement. The current fee under this arrangement is $600 per month. During the year ended December 31, 2008, the Company paid $7,000 in management fees. As of December 31, 2008 there were no outstanding balances due to or from the Parent.

Note 4: FIDUCIARY CASH ACCOUNT

Funds collected on behalf of one of its clients are held in a separate bank account for fiduciary purposes. Funds deposited to the account include fees earned on the sale of investment products to the individual participants who are members of the client organization. Under terms of a services agreement with the client, fees earned are passed back to the client. Such fees are accrued as a liability on a monthly basis, and settled on a quarterly basis. At December 31, 2008, the Company reflected a liability of $39,014 under this arrangement.

Note 5: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, bank, and other financial institutions. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but by December 31, 2008, the Company had net capital of $94,962 which was $89,962 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($45,924) to net capital was 0.48 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $12,350 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 107,312
Adjustments:		
Retained earnings	$ (1,610)	
Non-allowable accounts receivable	(10,740)	
Total adjustments		(12,350)
Net capital per audited statements		$ 94,962

Stacey Braun Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital:		
Stockholder's equity		
Common stock	$ 100	
Additional paid-in capital	64,531	
Retained earnings	42,996	
Total stockholder's equity		$ 107,627
Less: Non allowable assets		
Commission receivable	(10,740)	
Prepaid expenses	(1,925)	
Total non-allowable assets		(12,665)
Net capital		94,962
Computation of net capital requirements:		
Minimum net capital requirements		
6 ⅔ percent of aggregate indebtedness	$ 3,062	
Minimum dollar net capital required	$ 5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 89,962
Ratio of aggregate indebtedness to net capital	0.48: 1	

There was a $12,350 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5 report dated December 31, 2008. See Note 8.

See independent auditor's report.

Stacey Braun Financial Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Stacey Braun Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Stacey Braun Financial Services, Inc.
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Stacey Braun Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Stacey Braun Financial Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Stacey Braun Financial Services, Inc.:

In planning and performing our audit of the financial statements of Stacey Braun Financial Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding parag raph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

Stacey Braun Financial Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

December 31, 2008